

February 11, 2014

Steven B. Boehm, Esq.
Sutherland Asbill & Brennan LLP
700 Sixth Street NW, Suite 700
Washington, DC 20001

Re: Capitala Finance Corp.
        File Nos. 333-193374 and 814-01022

Dear Mr. Boehm:

On January 15, 2014, you filed a registration statement on Form N-2 in connection with the registration of senior notes ("Notes") of Capitala Finance Corp. (the "Company"), a business development company ("BDC"). We have reviewed the registration statement, and have provided our comments below. For convenience, we generally organized our comments using headings, defined terms, and page numbers from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

PROSPECTUS

Cover Page

1.   The securities being offered by the prospectus are referred to as "Senior Notes." However, disclosure in the "Ranking of Notes" section on page 13 of the prospectus states that the Notes will rank equal with the Company's other outstanding and future unsecured indebtedness, subordinated to all existing and future secured indebtedness, structurally subordinated to all existing and future indebtedness and other obligations of any of the Company's subsidiaries (including the indebtedness of the Company's SBIC subsidiaries), and senior only to any future indebtedness that expressly provides that it is subordinated to the Notes. Accordingly, please remove the term "Senior" from the description of these Notes on the cover page and throughout the prospectus.

2.   The first paragraph on the cover page states that the Company is a non-diversified closed-end management investment company that has elected to be treated as a BDC. Please also disclose in this paragraph, and in the "Capitala Finance Corp." section on page 1 of the prospectus, that (as provided in the thirteenth bullet point on page 10 of the prospectus) the Company is an "emerging growth company" under the Jumpstart Our Business Startups Act (the "JOBS Act").

3.   The fourth paragraph on the cover page states that the Company intends to list the Notes on the New York Stock Exchange. Please also disclose in this paragraph whether the Company intends to have the Notes rated and state that, if a rating agency assigns the Notes a non-investment grade rating or the Notes are not rated, the Notes may be subject to greater price volatility than similar securities without such a rating. Please also disclose that below-investment grade securities are often referred to as "junk bonds," and describe the speculative characteristics of this type of investment. Please add similar disclosures to the discussions of risk factors throughout the prospectus.

4.   The bottom of the cover page provides a placeholder for identifying the "Joint Book-Running Managers." Please revise "Joint Book-Running Managers" to "Underwriters."

Summary — Operating and Regulatory Structure (Page 11)

5.   The second paragraph of this section states that the Company "***may choose*** to take advantage of the extended transition period for complying with new or revised accounting standards" available to emerging growth companies pursuant to Section 107 of the JOBS Act. (Emphasis added.) Since, on page 10 of the Company's registration statement filed with the Commission on September 9, 2013, the Company stated that it "was choosing to take advantage of the extended transition period for complying with new or revised accounting standards," and since Section 107(b)(1) of the JOBS Act requires that, if an emerging growth company chooses to comply with new or revised accounting standards to the same extent as non-emerging growth companies, it must make such choice at the time the company is first required to file a registration statement with the Commission, please revise this paragraph to state that the Company has chosen to take advantage of the extended transition period for complying with new or revised accounting standards. Please also revise all similar disclosures appearing elsewhere in the registration statement.

Specific Terms of the Notes and the Offering — Ranking of Notes (Page 13)

6.   The fourth bullet point of this section states that the Notes will rank "structurally subordinated" to all existing and future indebtedness and other obligations of any of the Company's subsidiaries, including its wholly-owned SBIC subsidiaries. Please provide a definition for the term "structurally subordinated" in this section, and explain the significance of this term for holders of the Notes.

Risks Related to Our Investments (Page 40)

7.   *Provisions of the Maryland General Corporation Law and of our charter and bylaws could deter takeover attempts and have an adverse impact on the price of our common stock.* The first paragraph of this section states that the Company's bylaws currently exempt from the Maryland Control Share Acquisition Act ("MCSAA") acquisitions of the Company's stock by any person, but also states that if the bylaws are amended to repeal this exemption, the MCSAA may make it more difficult for a third-party to gain control of the Company. Please also disclose in this section that it is the position of the staff of the SEC's Division of Investment Management that if a BDC fails to opt-out of the MCSAA, it acts in a manner inconsistent with Section 18(i) of the Investment Company Act of 1940. See Boulder Total Return Fund, Inc., SEC No-Action Letter (Nov. 15, 2010).

Use of Proceeds (Page 46)

8.   The second paragraph of this section states that the Company anticipates that all of the net proceeds of the offering will be used for the purposes described "within six to nine months" from the consummation of the offering. However, disclosure in the "Use of Proceeds" section on page 16 of the prospectus states that the Company anticipates that all of the net proceeds of the offering will be used for the purposes described "within three to six months" from the consummation of the offering. Please resolve this inconsistency.

Investment Advisory Agreement — Payment of Our Expenses (Page 100)

9.   The fifth bullet point in this section provides that the Company bears various costs and expenses of the Company's operations and transactions, including "fees payable to third parties relating to, or associated with, making investments, including fees and expenses associated with performing due diligence reviews of prospective investments and advisory fees." In this section, please disclose the specific types of fees and expenses referenced by this bullet point. Please also explain to us whether these fees and expenses are included in the Company's fee table.

Determination of Net Asset Value — Determinations in Connection with Offerings (Page 112)

10.   The third bullet point in this section states that the Board of Directors or an authorized committee determines the current net asset value of the Company's common stock, which is "generally" based upon the net asset value ("NAV") of the common stock disclosed in the most recent periodic report filed with the SEC, and adjusted to reflect any material changes since the date of the most recently disclosed NAV. Please delete the term "generally" from this disclosure.

Underwriting (Page 139)

11.   Please advise us whether FINRA has approved the underwriting terms of the Company's offering.

PART C — OTHER INFORMATION

Consolidated Statement of Assets and Liabilities (Page F-2)

12.   The Company holds eight investments that it "controls." Please confirm to us that the Company has applied the provisions of Regulation S-X Rules 3-09 and 4-08(g), and that no additional disclosure is required. <u>See</u> IM Guidance Update No. 2013-07 (Sept. 2013).

Exhibits (Page C-2)

13.   The footnote indicated by an asterisk at the bottom of this page states "[t]o be filed by amendment." Please revise this footnote to clarify that the exhibits referenced by this footnote will be filed by a pre-effective amendment. Additionally, please file as an exhibit to the registration statement a legality opinion providing that the Notes will be binding obligations of the Company. <u>See</u> Item 601(b)(5)(i) of Regulation S-K, and Section II.B(1)(e) of Division of Corporation Finance Staff Legal Bulletin No. 19 (Oct. 14, 2011)(http://www.sec.gov/interps/legal/cfslb19.htm).

Signatures (Page C-7)

14.   Please ensure that the Company's pre-effective amendment includes the signature of the Company's comptroller or principal accounting officer. <u>See</u> Section 6(a) of the Securities Act of 1933 (the "Securities Act").

GENERAL COMMENTS

15.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

16.   If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

17.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

18.   Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

19.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors

require to make an informed decision. Since the Company and its management are in possession of all facts relating to the Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

* * * * * * *

Notwithstanding our comments, in the event the Company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6959.

Sincerely,

Edward P. Bartz
Senior Counsel